Exhibit 99.1

Cybin Files Two Additional International Patent Applications in

Support of the Company’s Research Phase Programs

TORONTO, CANADA – August 19, 2021 – Cybin Inc. (NEO:CYBN) (NYSE AMERICAN:CYBN) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, today announced that it has filed two additional international patent applications that bring the potential to obtain patent coverage in 153 countries for each of the patent applications.

The application, governed by the Patent Cooperation Treaty (“PCT”), grants the Company the right to file future national applications into treaty member jurisdictions, including important potential markets for the Company. The PCTs claim a library of phenethylamine and derivative drug development candidates and methods of use.

One of the PCT applications claims a group of proprietary compounds identified by the Company’s research data as being important for further evaluation toward selection as potential therapeutics. The other PCT application includes claims and disclosures toward several other proprietary novel psychedelic compounds, including compounds with positive research data, meeting the Company’s internal research metrics. The Company believes these applications will further strengthen the CYB005 program, directed to therapy resistant psychiatric disorders, and provide compositions for further evaluation in additional future research programs.

The Company continues to execute upon its three-pillar drug development strategy to create: (a) a novel drug discovery platform and research on the potential efficacy of psychedelic molecules to address unmet mental health needs; (b) efficient drug delivery to enhance dosing control; and (c) a potential novel treatment regimen. These PCT applications are intended to provide broad international patent protection of key intellectual property in support of the Company’s strategic objectives.

The Company’s current indications include major depressive disorder (CYB001), alcohol use disorder (CYB003) and anxiety disorders (CYB004). In addition, two programs in the research phase (CYB005 and CYB006) involved synthesis and testing of more than 50 novel compounds coupled with extensive in-vitro and in-vivo pharmacokinetic, receptor binding, behavioral and safety evaluations.

“Cybin is dedicated to finding treatments for therapy resistant psychiatric indications as we believe these will provide patients and their medical providers with new avenues to address this significant unmet need. We appreciate the continued dedication of our team to identify and progress our research phase programs toward pre-clinical evaluation,” said Doug Drysdale, CEO.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contact:

John Kanakis

Cybin Inc.

John@cybin.com